Realworld.com, LLC
Balance Sheet
(Unaudited)

		December 31, 2022
ASSETS		
Cash	$	30,845
Total current assets		30,845
Total assets	$	30,845
LIABILITIES AND MEMBERS' EQUITY		
Convertible notes	$	75,000
Accrued nterest payable		1,216
Total current liabilities		76,216
Total liabilities		76,216
Commitments and contingencies		-
Members' capital		-
Accumulated deficit		(45,371)
Total members' equity		(45,371)
Total liabilities and members' equity	$	30,845